650 Town Center Drive, 20th Floor Costa Mesa, California 92626-1925 Tel: +1.714.540.1235 Fax: +1.714.755.8290 www.lw.com FIRM / AFFILIATE OFFICES
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November 14, 2022	Chicago	Riyadh
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Re: Net Lease Office Properties – Draft Registration Statement on Form 10
Ladies and Gentlemen:
On behalf of our client, Net Lease Office Properties (the “Company”), a Maryland real estate investment trust and a wholly owned subsidiary of W. P. Carey Inc. (“WPC”), we are submitting to the staff of the Securities and Exchange Commission (the “Commission”) for confidential non-public review a draft Registration Statement on Form 10 (the “Registration Statement”) for the registration of the Company’s common stock under Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended, in connection with WPC’s planned distribution of all of the outstanding shares of Company common stock to WPC’s stockholders.
Pursuant to Section 71003 of the Fixing America’s Surface Transportation Act and based on guidance issued by the staff of the Commission in connection therewith, the Company is omitting from the Registration Statement its consolidated financial statements as of and for the six months ended June 30, 2022 and 2021, because it reasonably believes that such financial statements will not be required to be included in the Registration Statement at the time of the requested effective date of the Registration Statement. The Company is also omitting from the Registration Statement its pro forma financial statements at this time. The Company intends to amend the Registration Statement to include all financial information required by Regulation S-X, including any interim financial information and pro forma financial statements that may be required at that time.
On behalf of our client, we confirm to you that as of the date of this letter, the Company is an emerging growth company, as defined in Section 2(a)(19) of the Securities Act of 1933. The Company also confirms that it will publicly file its Registration Statement and non-public draft submissions at least 15 days prior to the requested effective date of the Registration Statement.
If you have any questions or comments concerning this submission, please do not hesitate to contact me at (714) 755-8050.

Sincerely,
/s/ Darren Guttenberg
Darren Guttenberg

cc:
Net Lease Office Properties
Jason E. Fox, Chief Executive Officer
John J. Park, President
ToniAnn Sanzone, Treasurer
Susan C. Hyde, Secretary

Latham & Watkins LLP
Julian Kleindorfer, Esq.
William Cernius, Esq.
Michael Haas, Esq.